June 13, 2019

Simon Westbrook
Chief Financial Officer
Kyto Technology & Life Science, Inc.
13050 La Paloma Road
Los Altos Hills, CA 94022

       Re: Kyto Technology & Life Science, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 22, 2019
           File No. 000-50390

Dear Mr. Westbrook:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Anthony Epps, Esq.